DATAVAULT AI INC.

One Commerce Square

2005 Market Street, Suite 2400

Philadelphia, PA 19103

March 23, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Datavault AI Inc.

Registration Statement on Form S-3, filed on March 20, 2026

File No. 333-294502

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Datavault AI Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-294502) of the Company, filed with the Securities and Exchange Commission on March 20, 2026 (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on March 25, 2026, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

DATAVAULT AI INC.

By:	/s/ Brett Moyer
Brett Moyer
Chief Financial Officer

cc:	Jeffrey T. Hartlin (Paul Hastings LLP)

Elizabeth A. Razzano (Paul Hastings LLP)